UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27784

Humboldt Bancorp
(Exact name of registrant as specified in its charter)

2998 Douglas Boulevard, Suite 330
Roseville, California 95661
(916) 677-1133
(Address, including zip code, and telephone number, including area code, of registrant's principal
executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or
suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]		Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]		Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]		Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]		Rule 12h-3(b)(2)(ii)	[ ]
			Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:___0_____

Pursuant to the requirements of the Securities Exchange Act of 1934, Humboldt Bancorp has caused this
certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 9, 2004   Humboldt Bancorp

By: /s/ Robert M. Daugherty_____
          Robert M. Daugherty, President